

<u>Mail Stop 3561</u>

October 28, 2009

<u>Via U.S. Mail and Facsimile</u>

Christine Koenemann
President and Chief Financial Officer
Westbridge Research Group
1260 Avenida Chelsea
Vista, California 92081

> RE: Westbridge Research Group
>   Form 10-KSB for the fiscal year ended November 30, 2008
>
> **File No. 002-92261**

Dear Ms. Koenemann:

We have reviewed your response letter dated August 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended November 30, 2008, filed on August 28, 2009

Item 8A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 3

1. We note the disclosure in the first sentence of the first paragraph on page 3, indicating that based on the Company's principal executive officer and principal financial officer evaluation as of a date within 90 days of the filing of the Annual Report on Form 10-KSB, the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosures controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Please revise your disclosure to simply state that your principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosures controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, without discussing when the evaluation occurred.

2. We note your disclosure on page 3, where you state "…our disclosure controls and procedures were note effective in one matter." In this regard, please revise your disclosure to simply state whether your disclosure controls and procedures are effective or not effective. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Management Annual Report on Internal Control Over Financial Reporting, page 3

3. Please revise your Management annual report on internal control over financial reporting to include a statement as to whether or not internal control over financial reporting is effective. In this regard, please amend your Form 10-K/A to fully comply with Item 308T of Regulation S-K.

Changes In Internal Control Over Financial Reporting, page 4

4. Your statement, "there were no significant deficiencies or material weaknesses…" is inconsistent with your disclosures in your Management annual report on internal control over financial reporting. Please revise accordingly.

Financial Statements

5. We note that your Form 10-K/A filed on August 28, 2009 includes a restated consolidated statement of cash flows for the year ended November 30, 2008. Please revise to include the full set of financial statements which includes the restated cash flow statement. Refer to the guidance outlined in section 240.12b-15 of the Exchange Act Rules which indicates that the complete text of the item being amended be included in the amended filing.

6. Also, it appear that the restatement of the Company's cash flow statement requires the reissuance of the report of the independent registered public accounting firm with respect to the financial statements included in the Form 10-K/A. Please revise the amendment to include the reissued report of the independent registered public accounting firm.

Exhibit 31.1

7. Reference is made to the certification of Principle Executive and Financial Officer (Section 302 Certification). As previously requested, please revise this certification to include the exact language prescribed in Item 601(b) (31) of Regulation S-K.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Christine Koenemann, President, and Chief Financial Officer
          (760) 599-6965